Brian H. Blaney

Tel 602.445.8322

Fax 602.445.8603

BlaneyB@gtlaw.com

September 14, 2012

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	LifeLock, Inc. Registration Statement on Form S-1 Filed August 28, 2012 File No. 333-183598

Dear Mr. Crispino:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of LifeLock, Inc., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2012 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.	Staff Comment: Please file as a separate “CORRESP” submission on EDGAR the July 13, 2012 cover letter to your draft confidential registration statement. For additional guidance, refer to our letter dated August 9, 2012 and Question 25 of the Division’s Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website.

Company Response: Pursuant to the Staff’s request, the Company has filed the July 13, 2012 cover letter to its draft confidential registration statement as a separate “CORRESP” submission on EDGAR.

United States Securities and Exchange Commission

Attention: Matthew Crispino

September 14, 2012

2.	Staff Comment: We note you are requesting confidential treatment in connection with Exhibits 10.10 and 10.11. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement. Also, to the extent consistent with your application for confidential treatment, provide a discussion in the prospectus of the material terms of these agreements.

Company Response: The Company respectfully acknowledges the Staff’s comment and understands that the Staff may have comments to the Company’s request for confidential treatment in connection with Exhibits 10.10 and 10.11. The Company also acknowledges that any comments must be resolved and your review of the Company’s application for confidential treatment must be completed before the effective date of the Company’s Registration Statement will be accelerated. Pursuant to the Staff’s request, the Company has added additional disclosure in the Amendment.

Summary Consolidated Financial and Other Data, page 8

3.	Staff Comment: We note the revised disclosure made in response to prior comment 7. Please clarify your disclosure to indicate whether your pro forma net income (loss) has been calculated to give effect to these transactions as if they had occurred at January 1, 2011. In this regard, please tell us whether you adjusted the numerator for the reduction in interest expense as a result of the proposed debt repayment. Further, please tell us what consideration you gave to giving effect to the number of shares issued in the offering whose proceeds will be used to pay the holders of your Series E-1 preferred stock for every $.01 per share the anticipated initial public offering price is below $15.7552 per share.

Company Response: Pursuant to the Staff’s request, the Company has clarified its disclosure to indicate that the pro forma net income (loss) has been calculated to give effect to the transaction and the acquisition of ID Analytics as if those events had occurred at January 1, 2011. We confirm to the Staff that the numerator for the six-month period ended June 30, 2012 reflects the reduction in interest expense as a result of the proposed debt repayment. The pro forma disclosure has also been revised to give effect to the number of shares to be issued in the offering from which a portion of the proceeds will be used to pay the holders of the Company’s Series E-1 preferred stock for every $0.01 per share the anticipated initial public offering price is below $15.7552 per share.

Risk Factors

“We have identified a material weakness…,” page 22

4.	Staff Comment: You disclose in this risk factor that you have developed a plan to remediate your material weakness. Please briefly discuss such plans in this risk factor or provide a cross reference to the discussion of the plan on page 95. Also, here or in the discussion on page 95, identify any material costs associated with the remediation plan.

United States Securities and Exchange Commission

Attention: Matthew Crispino

September 14, 2012

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in this risk factor. The Company respectfully advises the Staff that it does not expect to incur any material costs associated with the remediation plan.

Market, Industry, and Other Data, page 43

5.	Staff Comment: We note the revisions you have made to this section in response to prior comment 10. You continue to state in this section, however, that you “have not independently verified any third-party information and cannot assure [investors] of its accuracy or completeness.” Please remove this sentence. Also, we note the statement in this section that while you believe that the market position, market opportunity, and market size information included in the prospectus is “generally reliable, such information is inherently imprecise.” Please clarify what “generally reliable” and “inherently imprecise” mean in this context or revise your statement to remove any implication that investors should not rely on the data you have provided.

Company Response: Pursuant to the Staff’s request, the Company has removed the indicated statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation and Key Components of Our Results of Operations

Other Income (Expense), page 64

6.	Staff Comment: We note your disclosure that over the next year, you expect future changes in the fair value of the embedded derivative to result in a gain because you expect the fair value of your common stock to increase over that period, thereby reducing the fair value of the embedded derivative. However, we note your disclosure on page F-18 that all shares of preferred stock will automatically convert into common stock upon the closing of an underwritten public offering, and the embedded derivative liability will be eliminated. Please revise your disclosure to include the accounting impact for this embedded derivative upon conversion of these shares to common stock.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

Critical Accounting Policies

Share-Based Compensation

Stock Option Grants and Common Stock Valuations, page 87

7.	Staff Comment: We note your response to prior comment 15. Please revise to disclose the weighting applied to the discounted cash flow and guideline company method in determining your enterprise value. Also, please revise to disclose quantitative information regarding the key market multiples used as of each valuation date.

United States Securities and Exchange Commission

Attention: Matthew Crispino

September 14, 2012

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

8.	Staff Comment: We note your added disclosure in response to prior comment 16. Please clarify whether the same set of peer group companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

Management

Board Composition, page 116

9.	Staff Comment: We note the disclosure added in response to prior comment 24. Please revise this disclosure to clarify which director was designated by a particular shareholder or shareholders.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 136

10.	Staff Comment: Footnotes 4 and 13 contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

Unaudited Condensed Financial Statements for the Three and Six Months Ended June 30, 2012 and 2011

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet, page F-8

11.	Staff Comment: We note your response to prior comment 31 that the conversion of the Series A and Series D preferred stock warrants to common stock warrants, and the termination of the Series E and Series E-2 preferred stock warrants at completion of the initial public offering will be reflected in the pro forma balance sheet once the assumed initial public offering is determined. Please revise your disclosure on page F-8 to describe all of these pro forma adjustments.

United States Securities and Exchange Commission

Attention: Matthew Crispino

September 14, 2012

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

8. Fair Value Measurements, page F-22

12.	Staff Comment: We note your disclosure that the fair value of the warrants to purchase Series A and Series D preferred stock was estimated using the Black-Scholes option pricing model. Tell us what consideration you gave to quantifying the significant inputs you used in the fair value measurement of these liabilities as of June 30, 2012. We refer you to ASC 820-10-50-2-bbb.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Amendment.

*  *  *  *  *

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Jeremy Zangara of our office at (602) 445-8324.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

cc:	Todd Davis Clarissa Cerda, Esq. Andrew S. Williamson, Esq. Charles S. Kim, Esq.